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             United States Securities and Exchange Commission
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(check one)

___  Form 10-K/10KSB
___  Form 20-F
___  Form 11-K
_X_  Form 10-Q/10-QSB
___  Form N-SAR
                         October 31, 1998
For Period Ended :  _________________________________

___  Transition Report on Form 10-K/10KSB
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q/10QSB
___  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

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PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:                 RAMEX SYNFUELS INTERNATIONAL, INC.

Address of Principal Executive Office:   2204 W. WELLESLEY

City, State and Zip Code:                SPOKANE WA 99205

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort ore expense and the registrant seeks relief pursuant to rule 12b-25(b){section 23,047], the following should be completed. (Check box if appropriate)

_X_        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                effort or expense;
___        (b)  The subject annual report, semi-annual report, transition report, on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar
                day following the prescribed due date; or the subject
                quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the
                prescribed due day; and
___        (c)  The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In a letter dated October 30, 1998, the Securities Exchange Commission has required that the Company's Form 10-K dated January 31, 1998 and it's Form 10-Q dated July 31, 1998 be amended. The Company is working with it's accountants, legal counsel and representatives of the Securities Exchange Commission to comply with said amendments, which are expected to be completed within the next two weeks. The resulting amendments will materially influence the commentary to be included with the Company's Form 10-Q for the period ended October 31, 1998. Therefore the Company cannot finalize the Form 10-Q for the period ended October 31, 1998 until the required amendments are completed.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
     MAYNARD MOE                 509                   328-9633
     __________________      ____________        _____________________
     (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                           _X_ Yes  ___ No

     ________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          ___ Yes  _X_ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 SIGNATURE
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RAMEX SYNFUELS INTERNATIONAL, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/  Maynard Moe                     Date:  12/16/98
_____________________________________    ______________________________

Title:  President and CEO